# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cheer Holding, Inc., CIK 0001738758
CUSIP: G39973139
Title of class of securities: Class A Ordinary Shares, par value $0.15 per share
Address of issuer's principal executive offices: 19F, BLOCK B, XINHUA TECHNOLOGY BUILDING, 19F, BLOCK B, XINHUA TECHNOLOGY BUILDING, CHAOYANG DISTRICT, BEIJING, China (F4), 100016
Date of event which requires filing of this statement: 06/22/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002108573-26-000001
Filed by CIK 0002108573

## Reporting persons
- Brueckner Frank Ulrich

## Item 1. Issuer
Name of issuer: Cheer Holding, Inc.
Address of issuer's principal executive offices: 19F, BLOCK B, XINHUA TECHNOLOGY BUILDING, 19F, BLOCK B, XINHUA TECHNOLOGY BUILDING, CHAOYANG DISTRICT, BEIJING, CHINA, 100016.

## Item 2. Person Filing
Name of person filing: Brueckner Frank Ulrich
Address of principal business office or, if none, residence: Im Hebetal 12, D-07778 Tautenburg, Germany
Citizenship: German

## Item 4. Ownership
Amount beneficially owned: 178918
Percent of class: 9,7% The filling percentages are based on the total of: (i) 1845453 Class A ordinary shares published by CHR Cheer Holding on 30.06.2026
Sole power to vote or to direct the vote: 178918
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 178918
Shared power to dispose or to direct the disposition: 0

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: none

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Not Applicable

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not Applicable

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not Applicable

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Brueckner Frank Ulrich: Brueckner Frank Ulrich, Mr (08/13/2026)